EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

Nine Months Ended September 30,	2017	2016
	(dollars are in millions)
Income (loss) from continuing operations	$301	$(606)
Income tax expense (benefit)	174	(322)
Income (loss) from continuing operations before income tax	475	(928)
Fixed charges:
Interest expense	216	414
Interest portion of rentals(1)	2	3
Total fixed charges	218	417
Total earnings (loss) from continuing operations as defined	$693	$(511)

Ratio of earnings (loss) to fixed charges	3.18	(1.23)

(1)	Represents one-third of rentals, which approximates the portion representing interest.